Filed by UPM-Kymmene Corporation
                                       Pursuant to Rule 425 under the Securities
                            Act of 1933 and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                            Subject Company:  Champion International Corporation
                                                 Commission File No.:  001-03053

              [Slide Presentation given by UPM-Kymmene Corporation
                        beginning on February 18, 2000]


[Slide 1]

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond UPM-Kymmene's and Champion International's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by UPM-Kymmene and Champion International. Investors and security holders may obtain a free copy of the joint proxy statement/ prospectus (when available) and other related documents filed by UPM-Kymmene and Champion International at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained from UPM-Kymmene by contacting UPM-Kymmene, Attn: Reko Aalto-Setala, Etelaesplanadi 2, FIN-00101 Helsinki, Finland, and/or Champion International by contacting Champion International, Attn: Tom Hart, One Champion Plaza, Stamford, Connecticut 06921.

Champion International, its directors, executive officers and certain other members of Champion International management and employees may be soliciting proxies from Champion International shareholders in favor of the merger. Information concerning the participants will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

READ THE PROSPECTUS/ OFFER TO EXCHANGE CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.


[Slide 2]

                        [Logo of UPM-Kymmene Corporation]

            [Logo of post-merger Champion International Corporation]

                  [Logo of Champion International Corporation]


[Slide 3]

                  [Logo of Champion International Corporation]

                       [Logo of UPM-Kymmene Corporation]

[Table stating the following information:

                           Champion International Corporation        UPM-Kymmene Corporation
                                        (USD)                                 EUR)

Turnover 1999                   USD 5268 million                           8261 million

Personnel                       18,000                                     31,000

Earnings                        322 million                                1398 million

Paper Production Capacity       3.5 mill. tonnes                           8.6 mill. tonnes

Pulp                            3.1 mill. tonnes                           2.9 mill. tonnes

Plywood                         1.2 mill. m3                               0.8 mill. m3

Sawn Timber                     3.9 mill. m3                               2.0 mill. m3

Forests under management        4 mill. hectares                           1.3 mill. hectares]
hectares

Production in                   USA, Canada, Brazil                        Europe, USA, China


[Slide 4]

           [Miniaturized logo of Champion International Corporation]

                             SALES BY BUSINESS 1999

[Pie chart showing Champion's percentage sales and amount in Euros by business in 1999:

Business                Percentage of Sales

Forest                       7%
Chemical Pulp                8%
Wood Products               17%
Converting                   6%
Fine                        31%
Magazine Paper              16%
Other                       15%]


[Slide 5]

            [Logo of post-merger Champion International Corporation


[Slide 6]

            [Logo of post-merger Champion International Corporation]

[Table stating the following information:

                                                     Worldwide ranking

Total Worldwide Sales      EUR 13.5 bill.                     2

Market Capitalization      EUR 13.4 bill.                     2]


[Slide 7]

     The merging companies have an excellent strategic fit for each other

     o    parallel strategic intent

     o    complementary product lines

     o    complementary geographical presence


[Slide 8]

                          PRODUCTION PLANTS IN EUROPE

                    [Map showing plant locations in Europe.]


[Slide 9]

                        PRODUCTION PLANTS OUTSIDE EUROPE

                [Map showing plant locations outside of Europe.]


[Slide 10]

     The merging companies have excellent fit for each other

     o    parallel strategic intent

     o    complementary product lines and geographic presence


[Slide 11]

     Pooling of interests

     o    no goodwill

     o    strong balance sheet preserved

     o limitations for asset sales in the near future (excluding listed shares)

     o    treasury shares to be re-issued (7,5 million shares)

     o    share buy-backs not possible in the near future


[Slide 12]

                                Deal structure:

Deal structure:
Exchange ratio:
     Champion shareholders will receive 1.99
     UPM-Kymmene shares for 1 Champion share
Ownership structure:
     UPM-Kymmene shareholders 58%
     Champion shareholders 42%


[Slide 13]

          Premium over Champion's shareprice
                  1 day            19%
                  1 week           24%
                  1 month          29%
                  3 months         26%
                  6 months         23%]


[Slide 14]

                        SHARE PRICE RATIO CHAMPION/ UPM

[Graph presenting the share price ratio of Champion International Corporation and UPM-Kymmene Corporation as follows:

May 1996                 2,62

1997                     2,18

1998                     2,21

1999                     1,45

2000                     1,54]


[Slide 15]

                               ACCRETION ANALYSIS
                  Market Estimates for EPS (I.B.E.S.) in 2001

[Table reflecting the following information:

UPM-Kymmene              3.41
Champion                 7.07

Champion
with synergy benefits
of USD 150 million       3.75

Accretion                 .24
10%                      7.1%

The merger will be earnings accretive one year from the closing of the deal.]


[Slide 16]

                                   SYNERGIES

[Table reflecting the following information:

                                            Years from merger

                                    1        2        3

Cumulative Synergies USD
A.   Cost Savings                   100      175      175

o    purchasing

o    manufacturing

o    SGA

B.   Revenue related synergies      50       100      150

o    best practice in marketing

o    additional volumes

Total                               150      275      325]


[Slide 17]

     Shares listed in Helsinki and New York (NYSE)

     Champion shareholders will have the option of getting ADS's listed on the New York Stock Exchange or shares listed on the Helsinki Stock Exchange.


[Slide 18]

     It is proposed to the shareholders' meeting to have six additional members on the Board:

From the present Champion Board

o        Chairman and CEO     Richard E. Olson

o        Vice Chairman        Kenwood D. Nichols

o        and four others



[Slide 19]

                              THE MANAGEMENT TEAM

Chief Executive Officer                 Juha Niemala

Senior Executive Vice President         Martin Granholm

Senior Executive Vice President         Richard E. Olson

Executive Vice President                Kenwood C. Nichols

Senior Vice President                   Michael P. Corey

Senior Vice President                   Jan-Henrik Kulp

Senior Vice President                   Heikki Sara

Senior Vice President                   Kari Toikka

Group Senior Vice President             Pentti Arvela

Group Senior Vice President             Ismo Lepola

Group Senior Vice President             Matti J. Lindahl

Group Senior Vice President             Pentti Kallio

Group Senior Vice President             Kari Makkonen


[Slide 20]

               II Company presentation



[Slide 21]

               Strategy

               o    take advantage of global growth opportunities

               o    focus on core businesses

               o    intensive co-operation with global and local customers

               o    emphasis on profitability

               o    responsible corporate citizen

               o    increase shareholder value as principal goal


[Slide 22]

               Strengths

               o    Global presence

               o    Efficient production capacity

               o    Economies of scale

               o    High level of vertical integration

               o    Access to high quality human resources


[Slide 23]

               Financial Objectives

               ROE Riskfree Rate + 5%

               ROCE  Internally for its businesses, pre-tax return 15%

               Gearing ratio below 100%


[Slide 24]

               Dividend Policy

               Annual dividend anticipated to average 1/3 of the annual profit


[Slide 25]

                  ENTERPRISE VALUE OF SELECTED PAPER COMPANIES

[Bar graph representing the following information :

                              Market Value (USD)             Net Debt (USD)

International                       17676                        11837

Aqua                                13164,3                      5247

Weyerhaeuse                         12099,4                      4211

StoraEnso                           10595,2                      5585

Georgia-Paci                        9504,9                       5546

Smurfit-Stone                       3686,7                       5965

SCA                                 5846,8                       2823,1

Williamette                         4155,6                       1706,1

Jefferson Sm                        2851,2                       2139,3

Mead                                3419,3                      1498,6]


[Slide 26]

             WORLD'S LARGEST FOREST PRODUCT COMPANIES BY NET SALES

Consolidated Sales (billions USD), 1998

International Paper      19.541
CHAMPION                 14.959 (UPM-Kymmene, 9306 + Champion, 5653))
Weyerhauser              13.62 (Weyerhauser, 10800 + McMillan Bloedel, 2819)
Georgia-Pacific          13.376
Stora Enso               9.366

Source:  PPI Top 150, Pulp & Paper International, September 1999.]

[Slide 27]

              WORLD'S LARGEST PAPER AND PAPER BOARD PRODUCERS 1999

[Bar graph representing the following information :

                                    Paper                     Paperboard

International Paper (1)             7,1                          6,6

StoraEnso                           9,3                          3,57

CHAMPION                            11,698                       0,372

Abitibi-Consolidated (2)            7,2                          --

Smurfit-Stone-Consolidated          0,1                          7,1

Georgia-Pacific (3)                 3,2                          3,6

Oji Paper                           5                            1,7

Nippon Group (4)                    4,9                          1,7

Weyerhaeuser (5)                    1,9                          3,8

Metsa-Seria, Myllykoski             4,4                          1,25

(1) Incl. 1/2 of Carter-holt Harvey (50%); (2) incl. Donohue and 1/3 of PAPCO and Boise Cascade marketing agreement; (3) incl. Georgia-Pacific Tissue; (4) incl. 1.2 of NORPAC, joint venture (50%); (5) incl. MacBlo and 1/2 of NORPAC, joint venture (50%).]


[Slide 28]

               WORLD'S LARGEST PUBLICATIONS PAPER PRODUCERS 1999

[Bar graph representing the following information :

                              ctd              sc                news

Abitibi-Consolidated*         --               724               6330

CHAMPION                      3399             1292              2015

StoraEnso                     1615             1150              3175

Bowater                       450              --                2955

Norske                        --               540               2250

Haindl**                      810              560               1350

Fletcher Challenge            --               75                2350

MS Mylly                      1280             777               --

Holmen                        --               150               1210

Burgo***                      1215             --                --

*    incl. Boise Cascade marketing agreement + 1/3 stake in PAPCO
**   incl. Haindl's new PM in Augsburg on stream in June 2000
***  incl. Burgo's new PM at Verzuolo on stream in end 2001]


[Slide 29]

                   WORLD'S LARGEST FINE PAPER PRODUCERS 1999

[Bar graph reflecting the following information :

                              Uncoated         Coated
                              (Capacity in `ooo tons)

International Paper           4010             680

CHAMPION                      2472             1120

APP                           2330             1250

Sappi                         430              2815

StoraEnso                     1340             1660

Georgia-Pacific               1955             55

MoDo+SCA                      1240             500

Oji Paper                     850              850

Metsa-Seria                   525              1015]


[Slide 30]

                   LEADER POSITIONS IN OTHER CHOSEN PRODUCTS

[Table stating the following information:

                                          Europe            Global

Converting Materials

Label Papers and self-adhesive label      1                 2
Siliconized papers                        1                 1-2
Industrial wrapping                       1                 --
Envelope papers                           1                 --

Wood Products

Plywood                                   --                4
Sawn Timber                               --                5]


[Slide 31]

                               SALES BY BUSINESS

[Pie charts reflecting the following information:

Magazine                   24.3%

Newsprint                  7.6%

Converting                 14.9%

Wood Products              15.8%

Chemical pulp              4.3%

Forest                     3.9%

Energy                     0.8%

Other                      7.2%]


[Slide 32]

      PAPER, BOARD & PULP PRODUCTION GEOGRAPHICALLY, % in 1999 (Proforma)

[Pie charts reflecting the following information:

Finland                    43%

Other Europe               14%

North America              38%

Latin America              6%]


[Slide 33]

                        PERSONNEL 31.12.1999 (Proforma)

[Pie charts reflecting the following information:

Finland                    43%

Other Europe               17%

North America              32%

Latin America              8%

Other                      0%]


[Slide 34]

                            BALANCE SHEET (Proforma)

[Table reflecting the following information:

Million Euros

                                    31.12.97         31.12.98          31.12.99
Assets

Non-Current assets                  15 516           14 856            15 311
Stocks                              1 458            1 486             1 427
Cash and Cash Equivalents           686              671               737
Other current assets                2 053            1 724             2 150

Total                               19 713           18 737            19 625

Equity and liabilities
Shareholders' equity                7 468            7 675             8 382
Deferred tax liability              1 531            1 455             1 818
Provisions                          171              179               199
Non-current liabilities             6 630            6 132             6 128
Current liabilities                 3 913            3 296             3 098

Total                               19 713           18 737            19 625

Excluding own shares
Rates of exchange                   1,09686          1,16674           1,00460]



[Slide 35]

                                OPERATING PROFIT

[Bar graph representing the following information:

               Capital Gains            Write-Offs

1997               1130                    -504
1998               1354                     492
1999               1442                     614]


[Slide 36]

      [Miniaturized logo of post-merger Champion International Corporation-
                   The Premier Global Forest Products Company]

[Logo of UPM-Kymmene Corporation]
[Logo of post-merger Champion International Corporation]
[Logo of Champion International Corporation]


[Slide 37]

                      NET INTEREST-BEARING DEBT AND GEARING

[Bar graph reflecting the following information:

         Debt              Gearing

97       7221              96

98       6229              81

99       5278              63]


[Slide 38]

                                RETURN ON EQUITY

[Bar graph reflecting the following information:

97       7,5

98       9,7

99       9.7]


[Slide 39]

                           RETURN ON CAPITAL EMPLOYED

[Bar Graph reflecting the following information:

97       7,2

98       9,2

99       10,1]


[Slide 40]

                             EQUITY TO ASSETS RATIO

[Bar graph reflecting the following information:

97       37,9

98       41

99       42,8]


[Slide 41]

                            GROSS CAPITAL EXPENDITURE

[Bar graph reflecting the following information:

         Depreciation % of turnover

97       1747     928      12,7

98       1076     917      8,1

99       927      921      6,9]


[Slide 42]

                      HOW TO DELIVER VALUE TO SHAREHOLDERS

     o    increased earnings and dividends

     o    improved growth opportunities

     o    strengthened position among the largest companies in the sector


[Slide 43]

                                   TIME TABLE
                               Closing in May 2000

     preceded by :

     o    shareholders' approval

     o    approval of requisite authorities